IXYS Corporation

1590 Buckeye Drive

Milpitas, California 95035

January 13, 2017

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IXYS Corporation
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed June 9, 2016
File No. 0-26124

Ladies and Gentlemen:

This letter is in response to your comment letter dated January 7, 2017.

After review, we have not found any evidence of direct or indirect contacts with Syria or Sudan involving our company, other than some electronic inquiries about purchasing product that were rejected. Other than such inquiries, we believe that our company has not had any contacts with Syria or Sudan since January 17, 2014, the date of our last letter to you. We do not presently anticipate any such contacts.

We are not aware of any utilization by Siemens A.G. of our products, components or technology in its business in Syria and Sudan. Siemens does not inform us of the specific products into which it incorporates our products; nor does it inform us of its product sales.

We are not aware of any direct or indirect relationship between our company and the Chinese manufacturer Shang Jing. Shang Jing has not purchased our products from us or from our authorized distributor for the territory. Shang Jing’s products that purport to be from us may be counterfeit.

Please contact our general counsel, James R. Jones, if you have any questions regarding this letter.

Very truly yours,

IXYS Corporation

/s/ Uzi Sasson

Uzi Sasson, President